UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Baidu Completed the Divestiture of its Financial Services Business

On August 22, 2018, Baidu completed the divestiture of its financial service business, Du Xiaoman Financial (“Du Xiaoman”). As a result of the divestiture, Baidu will hold a minority equity interest in Du Xiaoman and Du Xiaoman will be deconsolidated from Baidu’s consolidated financial statements. Du Xiaoman will be operating independently from Baidu and the two companies will continue business cooperation following the completion of the divestiture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Herman Yu
Name	:	Herman Yu
Title	:	Chief Financial Officer

Date: August 23, 2018